J.P. MORGAN SECURITIES LLC

383 Madison Avenue

New York, New York 10017

February 10, 2021

VIA EDGAR

Todd Schiffman and Pam Long

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Churchill Capital Corp VI

Registration Statement on Form S-1

Filed January 11, 2020, as amended

File No. 333-252005

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Churchill Capital Corp VI that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 12:00 p.m. Eastern time on Thursday, February 11, 2021, or as soon thereafter as practicable.

The undersigned advises that an acceleration request letter was previously filed with the incorrect file number of the Registration Statement and it is therefore refiling to correct the file number.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Peter Castoro
Name: Peter Castoro
Title: Vice President

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]